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                               Breakaway Solutions
                               and Eggrock Partners

                               Getting There First


Confidential -- For Internal Use Only                                  1/27/00


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FORWARD-LOOKING STATEMENTS

This presentation and the accompanying discussion and explanation present statements about Breakaway Solutions' anticipated results that involve risks and uncertainties, including risks relating to personnel retention, equity dilution, ability to realize benefits from acquisitions, business change, product acceptance and customer demand, and growth management detailed from time-to-time in Breakaway Solutions, Inc.'s filings with the Securities and Exchange Commission. Breakaway Solutions, Inc. draws your attention to the factors described in its Quarterly Report on Form 10-Q/A for the Period Ended September 30, 1999 under the heading "Factors That May Affect Future Results." Any such forward-looking statements speak only as of the date such statements are made, and Breakaway Solutions undertakes no obligation to publicly release the results of any revision to these forward-looking statements or otherwise update or supplement this announcement or the risk factors contained herein. Copies of the Quarterly Report and Breakaway Solutions' other public filings are available upon request or may be accessed through the SEC's website at www.sec.gov/edgar.

                                                  Breakaway Solutions, Inc.
                                                                   Rule 425
                                                     SEC File No. 000-27269
                                                           Subject Company:
                                                     Eggrock Partners, Inc.

Investors are urged to read documents relevant to the acquisition described in this announcement that are filed with or that will be filed with the U.S. Securities and Exchange Commission because they contain important information about the acquisition. After they are filed, you can obtain the relevant documents that are filed with the Securities and Exchange Commission for free on the Securities and Exchange Commission's web site at http://www.sec.gov. If you write or call us, we will send you for free, when available, the prospectus that we file in connection with the registration of the shares to be issued in the acquisition. You can call us at (617) 960-3400 or write to us at:

        Breakaway Solutions, Inc.
        50 Rowes Wharf, Sixth Floor
        Boston, MA 02110
        Attention: Investor Relations


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[BREAKAWAY SOLUTIONS LOGO]


THE NEW BREED

The Leading Full Service Provider (FSP)
of eBusiness Solutions for Growing Enterprises



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FULL SERVICE PROVIDER


     Below this title is a circle with arrow points. On the circle are the following words: scope, visualize, design, develop, implement, monitor, define, engineer, deploy, test, 24/7, support, monitor, assess, plan, roadmap, monitor.

     The interior of the circle is divided into 3 sections by dotted lines. Within each section are words as follows:

          - Think It -- Breakaway Strategy Solutions

          - Build It -- Breakaway eBusiness Solutions

          - Operate It -- Breakaway Application Hosting Solutions

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SPENDING ON ECOMMERCE SOLUTIONS

     Below the title is a bar graph showing spending on eCommerce Solutions by Mid Enterprise as a percentage of total spending by Mid Enterprise and the Global 100 in 1998, 1999 and 2000, as follows:

             1998        15%
             1999        29%
             2000        53%

Source: Forrester Research



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Forrester Research projects that there are more than 300,000 Growing
Enterprises in the U.S. with revenues between $40 million and $500 million.



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                            [EGGROCK PARTNERS LOGO]



                           [BREAKAWAY SOLUTIONS LOGO]














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ABOUT EGGROCK PARTNERS

     -  Eggrock Partners' Mission:

          "Deliver customer-centric eBusiness solutions for emerging enterprises"

     - 160 employees in Boston, Boca Raton, Washington DC, and Minneapolis

     -  1999 revenues of approximately $12 million

     -  Services include Strategy, Implementation and
        Application Hosting

     -  1-3Q '98 to 1-3Q '99 revenue growth of approximately 157%

     -  Average revenue per billable consultant--$212,000 (3Q'99)




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TRANSACTION SUMMARY

     -  Fixed share count of 3.636 million shares

     -  Value on 1/25/00 is approximately $244 million

     -  Pro forma fully-diluted ownership (approximately):

          -  87.4% Breakaway Solutions,
          -  12.6% Eggrock Partners

     -  Combined company to retain Breakaway Solutions name

     -  Purchase Accounting



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BREAKAWAY SOLUTIONS + EGGROCK PARTNERS

     - Huge under-served Growing Enterprise market with massive demand

     -  High level of synergy (low risk)
          -  Great people we know
          -  Growing Enterprise focus
          -  Similar culture, methodology and business model
          -  Complimentary and additive service offering

     -  Expanded ASP opportunities

     -  Completes U.S. Solution Center build-out

     -  Gives us the bandwidth to move into Europe NOW

     -  Targeted closing in late March or early April 2000


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EGGROCK OFFICERS

     Maureen Ellenberger
          Vice President and Chief Innovation Officer


     Mike Mordas
          Managing Director and Chief Relationship Officer


     Vijay Manwani
          Managing Director and Chief Technology Officer

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BREAKAWAY SOLUTIONS + EGGROCK PARTNERS

  -  500+ employees

  - 284 billable consultants

  - 58 Application Hosting Professionals

  - 10 Regional Offices

  - 6 U.S. Solution Centers

  - 11 Global Application Hosting Centers

  - Experience with over 125 B2B customers

  - Zero voluntary attrition from any previously merged companies

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COMBINED REVENUE GROWTH

     Below the title is a bar graph showing the combined revenues of Eggrock and Breakaway, by quarter in 1999. The approximate revenues are as follows:


                                         BREAKAWAY        EGGROCK          TOTAL
                                       -------------    -----------      ---------

First Quarter                          $3.1 million     $1.9 million     $5.0 million

Second Quarter                         $4.5 million     $2.5 million     $6.9 million

Third Quarter                          $7.2 million     $3.3 million    $10.5 million



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BREAKAWAY SOLUTIONS WORLD PRESENCE

     Below the title is a map of the world showing cities where there will be hosting centers or regional offices or both, as follows:


     CITY                              HOSTING                           REGIONAL
   --------                          -----------                       ------------
Boston                                    *                                  *

New York                                  *                                  *

Philedelphia                              *                                  *

Washington, D.C.                          *                                  *

Orlando                                   *                                  *

Boca Raton                                *                                  *

Minneapolis                               *                                  *

Chicago                                   *                                  *

St. Louis                                 *                                  *

Dallas                                    *                                  *

Santa Clara                               *                                  *

Redwood Shores                            *                                  *

London                                    *                                  *

Amsterdam                                 *                                  *

Tokyo                                     *                                  *

Singapore                                 *                                  *

Melboure                                  *                                  *



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   .COMPLETELY DIFFERENT


     Below this title is a graphic of two crossed lines with arrows at the end of each line. The top arrow has above it the words "Growing Enterprise". The bottom arrow has below it the words "Global 1000". The right arrow has next to it the words "eBusiness Full Service Provider". The left arrow has next to it the words "Traditional System Integrator".

     The two lines form four equal quadrants. Within the quadrants are names as follows:

           Upper Left:  US:
           Lower Left:  Whitman & Lar/USweb,
                        Cambridge, Sapients
                        and Big 5
          Upper Right:  None
          Lower Right:  Viant, Science and IBM


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   REPRESENTATIVE EGGROCK PARTNERS' CLIENTS



[TECHIES.COM LOGO]              [OUTLETZOO.COM LOGO]             [HIRESYSTEMS.COM LOGO]

[ALLAIRE LOGO]                  [YUPI LOGO]                      [CLIENTIZE.COM LOGO]

[MYTRAVELCO.COM LOGO]           [HUMMINGBIRD LOGO]               [ONYX SOFTWARE LOGO]

[DATASAGE LOGO]                 [BRASSRING.COM LOGO]             [VARSITYBOOKS.COM LOGO]

[MARKETING DATABASE             [JENNISON ASSOCIATES LOGO]       [AKAMAI LOGO]
ASSOCIATES LOGO]



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   REPRESENTATIVE BREAKAWAY SOLUTIONS' CLIENTS



[KEMPER LOGO]           [ZYMARK LOGO]        [SUN                     [NET MECHANIC LOGO]       [ADV   LIBRE
                                               MICROSYSTEMS LOGO]                               ENT     LOGO]

[THE SAVVY              [SEI                 [OPEN SYSTEM             [US WEST LOGO]            [INFORMATION
 CRUISER LOGO]            INVESTMENTS LOGO]   SOLUTIONS LOGO]                                  BUILDERS LOGO]

[4ANYTHING.COM          [OPTIMAL LOGO]       [FOODSERVICE.COM         [REALPLANNER.COM          [PLANSPONSOREXCHANGE.COM
    LOGO]                                             LOGO]                   LOGO]                    LOGO]


[JOBDIRECT.COM LOGO]    [DAVID'S BRIDAL      [SUMMIT PARTNERS LOGO]   [TURF LOGO]               [CBOT RECYCLABLES
                                  LOGO]                                                            EXCHANGE LOGO]

[COMMONWEALTH           [GLOBAL MEDICAL      [ONYX SOFTWARE LOGO]     [CINCINNATI BELL LOGO]    [VERTICAL NET     [GO2NET LOGO
 FINANCIAL NETWORK                 LOGO]                                                                 LOGO]      AUCTIONS]
              LOGO]


[HAGGLE ONLINE LOGO]    [PORTAL LOGO]        [PRIMAVERA LOGO]         [STAR CITE LOGO]          [DEUTSCHE BANC ALEX. BROWN LOGO]

[AUTO VIA LOGO]         [GRN LOGO]           [VANTAGE LOGO]           [E-KEMPER LOGO]           [RAYTHEON LOGO]

[CHAPBOOKS.COM LOGO]    [COGNOS LOGO]        [ROGUE WAVE LOGO]        [ARBINET LOGO]            [SPORTS YA! LOGO]

[PARTNERS HEALTHCARE    [OLIVERWYMAN.COM     [LUCENT TECHOLOGIES      [PUTNAM INVESTMENTS       [CCBN.COM LOGO]
 SYSTEM LOGO]                      LOGO]                   LOGO]                     LOGO]

[MARCAM SOLUTIONS
             LOGO]

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ACCELERATING OUR BUSINESS MODEL

                            ROADSHOW               BREAKAWAY PLUS EGGROCK
-------------------------------------------------------------------------

SOLUTION CENTERS            South East Q3 2000

-------------------------------------------------------------------------

SOLUTION CENTERS            Mid West Q1 2001

-------------------------------------------------------------------------

REGIONAL OFFICES            4 in 2000

-------------------------------------------------------------------------

EUROPE                       Q1 2001

-------------------------------------------------------------------------

BILLABLE HEADCOUNT           Q1 2000
                               284

-------------------------------------------------------------------------

APPLICATION                  11 in 2001
HOSTING CENTERS

-------------------------------------------------------------------------

ASP HEADCOUNT                Q4 2000

-------------------------------------------------------------------------

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ACCELERATING OUR BUSINESS MODEL

                            ROADSHOW               BREAKAWAY PLUS EGGROCK
-------------------------------------------------------------------------

SOLUTION CENTERS            South East Q3 2000            NOW

-------------------------------------------------------------------------

SOLUTION CENTERS            Mid West Q1 2001              NOW

-------------------------------------------------------------------------

REGIONAL OFFICES            4 in 2000                     NOW

-------------------------------------------------------------------------

EUROPE                       Q1 2001                      NOW

-------------------------------------------------------------------------

BILLABLE HEADCOUNT           Q1 2000                      NOW
                               284

-------------------------------------------------------------------------

APPLICATION                  11 in 2001                   NOW
HOSTING CENTERS

-------------------------------------------------------------------------

ASP HEADCOUNT                Q4 2000                      NOW

-------------------------------------------------------------------------

                      One Year Ahead of Schedule!

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TRANSITION PLANS

The 90 day Transition Team will be spearheaded by:

  -  Joe Johnson, Chief People Officer, Breakaway Solutions

  -  Maureen Ellenberger, CEO Eggrock Partners

  - They will work together to resolve any issues quickly with the appropriate management team

Transition Integration Teams

  -  Financial Management

  -  People

  -  Client Relationships

  -  Business Development

  -  Delivery and Methodology

  -  Technology and Architectures

  -  Communications

  -  Facilities and Office Administration

  -  Corporate Functions
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TRANSITION PLANNING

Transition Team will focus on both business and organizational plans

-  Functional team-based approach for transition planning

   -  Work together to identify specific areas to be addressed

   -  Responsible for communicating and being the touch points for their area

-  Business Integration Tasks (target for completion 3 months)

   -  Continue to move forward with current and new business

   -  Capitalize on our synergies to create a world-class market leader

-  New Organizational Model

   - Capitalizing on strengths of both companies, continuing to expand the best-of-breed operating model

   - Work quickly to establish common compensation and other leading edge benefit programs
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BREAKAWAY SOLUTIONS + EGGROCK PARTNERS

  -  Huge under-served Growing Enterprise market with massive demand

  -  High level of synergy (low risk)

     -  Great people we know

     -  Growing Enterprise focus

     -  Similar culture, methodology and business model

     -  Complimentary and additive service offering

  -  Expanded ASP opportunities

  -  Completes U.S. Solution Center build-out

  -  Gives us the bandwidth to move into Europe NOW

  -  Targeted closing in late March or early April 2000
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QUESTIONS AND DISCUSSION